SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE OF REORGANIZATION OF BUSINESS SERVICES

On July 21, 2006, the registrant filed a notice with the Tokyo Stock Exchange and other stock exchanges in Japan concerning modifications to NTT Group’s organizational structure for the provision of upper-layer and business services. A copy of the notice is attached hereto.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: July 21, 2006

July 21, 2006

For Immediate Release

Nippon Telegraph and Telephone Corporation

Nippon Telegraph and Telephone East Corporation

Nippon Telegraph and Telephone West Corporation

NTT Communications Corporation

Changes to Organizational Structure for the Provision of Upper-layer Services and Corporate Services

In November 2005, NTT Group released a document entitled “Promoting NTT Group’s Medium-Term Management Strategy,” pursuant to which NTT Group has been considering ways to improve its organizational structure relating to the provision of upper-layer services and corporate services. NTT Group’s objectives are to respond to customer needs for one-stop services and integrated IP-based services and to achieve operating efficiencies through the efficient allocation of NTT Group resources. To achieve these objectives, NTT Group plans to implement the following improvements.

1. Upper-layer services

NTT Group will work to enhance the efficiency of its operations by consolidating within NTT Communications its upper-layer services (which include Internet connection services, IP telephone services, video distribution services and portal services). This initiative will enable NTT Group to provide more attractive services to customers by leveraging the synergies between the upper-layer services it provides.

To achieve this, NTT Group has decided to make the following companies into subsidiaries of NTT Communications:

■	NTT Resonant Inc. (which offers the Internet portal service “goo”); and

■	Plala Networks Inc. (which offers Internet connection services, IP telephone services and video distribution services for television broadcasters).

At the same time, NTT Group has resolved to establish a new Net Business Division within NTT Communications to manage the marketing alliance strategy for all the upper-layer services provided by NTT Group and to oversee the operations of NTT Group’s upper-layer services as a whole.

2. Corporate services

NTT Group will revise its customer accounts system to improve the one-stop services it offers to corporate customers and to achieve operating efficiencies through the efficient allocation of NTT Group resources.

Specifically, the entities responsible for certain customers will be redesignated so that NTT Group can enhance its customer services and strengthen its ability to provide total solutions for networks and information systems. NTT Communications will become responsible for the provision of services to nationwide or global customers including city banks, large-scale trading companies and central government agencies, and NTT East and NTT West will be responsible for local governments and regional banks. As a result, NTT Communications will assume responsibility for approximately 1,600 of the 1,800 companies to which the respective Corporate Business Headquarters of the Head Offices of NTT East and NTT West have been providing services to date. Concomitant with this reform, NTT Group will reassign approximately 1,200 of NTT East and NTT West’s sales staff and system engineers to NTT Communications. Moreover, a new Enterprise Sales Division III will be set up at NTT Communications, and the Business User Promotion Division at NTT East will be reorganized.

In addition, approximately 100 sales staff and system engineers at NTT Communications who are currently responsible for local government customers will implement the necessary measures for the transition of each of these customers, and will, in time, themselves be transferred to NTT East and NTT West.

3. Timing of implementation

August 1, 2006

For inquiries on this press release:

NTT Corporate Management Strategy Division

Tel: 03-5205-5131